UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                               --
                          SCHEDULE 13D
             Under the Securities Exchange Act of 1934
________________________________________________________________
                        (Name of Issuer)
                    Integrated Data Corp.
                 (Amendment No. Original Filing)*
________________________________________________________________
                         (CUSIP Number)
                           45819Y-10-1
________________________________________________________________
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)
                     Mr. J. Faraday, Director
             Integrated Technologies & Systems Limited
                Akara Buildings, 24 de Castro Street
                        Road Town, Tortola
                      British Virgin Islands
                      Tel. +1 (561) 665 0010
________________________________________________________________
     (Date of Event Which Requires Filing of this Statement) December 5, 2002 and December 10, 2002 and December 16, 2002
________________________________________________________________
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Subsection 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                           Cover Page

CUSIP No.  45819Y-10-1
________________________________________________________________
1.  Name(s) of Reporting Person(s).  Integrated Technologies &
Systems Limited
 	IRS No. of Reporting Person:  Not applicable Non-U.S.
Corporation
________________________________________________________________
2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
	(a)
	(b)  X
________________________________________________________________
3.  SEC Use Only
________________________________________________________________
4.  Sources of Funds (See Instructions)
	OO.
On December 5, 2002, Integrated Data Corp ("IDC") acquired 100% of C4 Services Ltd ("C4S"), a privately held Bermuda corporation, from twenty individuals and companies. Consideration for the purchase of C4S was an aggregate of 4,200,000 newly issued shares of IDC issued to the selling shareholders in proportion to their various holdings in C4S. Integrated Technologies & Systems Ltd ("ITS") acquired 719,950 IDC Shares pursuant to this transaction. Additionally, a wholly-owned subsidiary of ITS, namely Glencoe Group LLC, acquired 17,500 IDC Shares pursuant to the transaction. The IDC Shares are subject to the restrictions on trading imposed by Rule 144 under the Securities Act of 1933.

On December 10, 2002, ITS acquired 167,500 newly issued shares of IDC from the conversion of loans into equity at $2.00 per IDC share. ITS had loaned monies to IDC on various dates between April 2002 and December 10, 2002. The IDC Shares are subject to the restrictions on trading imposed by Rule 144 under the Securities Act of 1933.

On December 16, 2002, IDC acquired 17,949,000 shares of
DataWave Systems Inc, a Yukon (Canada) corporation
("DataWave"), whose shares are traded on the TSX and also
on the Nasdaq OTCBB, from six individuals and companies
(the "Selling Shareholders"), who themselves had acquired
the Shares the same day in a simultaneous distribution from
Cash Card Communications Corp. Ltd., a privately held
Bermuda corporation ("Cash Card").  Consideration for the
DataWave shares was an aggregate 1,794,900 newly issued
shares of IDC issued to the Selling Shareholders. ITS
acquired 500,000 IDC shares pursuant to this transaction.
The IDC Shares are subject to the restrictions on trading
imposed by Rule 144 under the Securities Act of 1933.
_______________________________________________________________
5.  Check if Disclosure of Legal Proceedings Is Required
Pursuant to Item 2(d) or 2(e) of Schedule 13D.  Not applicable.
________________________________________________________________
6.  Citizenship or Place of Organization
	ITS is a British Virgin Islands company limited by shares.
________________________________________________________________

Number of     7.  Sole Voting Power: 1,404,950
Shares        __________________________________________________
Beneficially  8.  Shared Voting Power: 0
Owned by      __________________________________________________
Each          9.  Sole Dispositive Power: 1,404,950
Reporting     __________________________________________________
Person        10.  Shared Dispositive Power: 0
With
________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting
Person: 1,404,950
________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: Not applicable.
________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11): 20.95%
________________________________________________________________
14.  Type of Reporting Person: CO.
_______________________________________________________________

Item 1.  Security and Issuer:

This statement relates to the common stock of the Issuer, Integrated Data Corp., a Delaware corporation, having its principal executive offices at:
     625 W. Ridge Pike, Suite C-106
     Conshohocken, Pennsylvania  19428 ("IDC")

Item 2.  Identity and Background

This statement is filed by:

(a) Integrated Technologies & Systems Ltd - Executive officers :
Mr. John Faraday, Mr. Michael Harris, Mr. Allen Isrow.

(b) Akara Buildings, 24 de Castro Street, Road Town, Tortola,
British Virgin Islands.

(c) ITS is a privately held British Virgin Island investment holding company.

(d) ITS was organized in 1996, and since that time has not been subject to any criminal or administrative proceedings. None of the executive officers have been convicted in a criminal proceeding in the past five years.

(e) Neither ITS nor any of its executive officers have been a party to any civil proceedings of a judicial or administrative body.

(f) ITS is registered in the British Virgin Islands.
Mr. Faraday and Mr. Harris are British citizens. Mr.
Isrow is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration:

Refer to (4) on the Cover Page.

Item 4.  Purpose of Transaction

(a) Acquisition of the Shares gives ITS a block of 20.95% of the Issuer's capital stock. ITS intends to acquire further shares of the Issuer's capital stock.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable

(g) Not applicable

(h) Not applicable

(i) Not applicable

(j) Only to the extent as set forth in (a) above.

Item 5.  Interest in Securities of the Issuer

(a) ITS's acquisition of 1,404,950 shares of common stock represents 20.95% of the authorized, issued and outstanding securities of the Issuer.

(b) See Lines 7-10 of the Cover Page of this statement.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

There are no such contracts, arrangements, understandings or relationships (legal or otherwise) in effect as of the date of this statement.

Item 7.  Material to Be Filed as Exhibits.

None.

                            Signature

After reasonable inquiry and to the best of ITS's knowledge and belief, it is hereby certified that the information set forth in this statement is true, complete and correct.


London
Dated: 22 January 2003
                            INTEGRATED TECHNOLOGIES & SYSTEMS LTD


                                   /s/ John Faraday
                            By:_________________________________
                                  John Faraday, Director